UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

Common Stock, (Par value $0.001 per share)

(Title of Class of Securities)

90915 R 105

(CUSIP Number)

Brian Lin
China Fire Protection Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People's Republic of China
Telephone: (86-10) 8441-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 90915 R 105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gangjin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 15,735,600
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 15,735,600
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,735,600
* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.. See Item 4.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.0%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2006 (the “Original Schedule 13D”) and is being filed on behalf of Gangjin Li (the “Reporting Person”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following as the last paragraphs thereof:

On or about August 15, 2006, the Reporting Person gifted the legal and beneficial ownership for no consideration to his son, Li Ang, all of the outstanding shares in the capital stock of China Honor Investment Limited, British Virgin Islands company (the “Shares”), which owns 2,667,600 shares of common stock of Issuer.  On July 2, 2009, pursuant to a Deed of Disclaimer of Interest, Chunfeng Gao, legal guardian of Li Ang and acting for Li Ang, irrevocably disclaimed and renounced any and all legal and beneficial interest in the Shares that the Reporting Person intended for Li Ang on the August 15, 2006.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following as the last paragraphs thereof:

Reporting Person acquired the securities for investment purposes with the aim of increasing the value of their investments, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Rows 11 and 13 of the Cover Pages.

(b) See Rows 7 through 10 of the Cover Pages.  The Reporting Person has the sole  power to vote or direct  the vote and the sole  power to dispose or to direct the disposition of the shares reported by him in Item 5(a).

(c) None, other than the transaction described in Item 4 above.

(d) To the best knowledge of the Reporting  Person, no other person has the right to receive,  or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On or about August 15, 2006, the Reporting Person gifted the legal and beneficial ownership for no consideration to his son, Li Ang, all of the outstanding shares in the capital stock of China Honor Investment Limited, British Virgin Islands company (the “Shares”), which owns 2,667,600 shares of common stock of Issuer.  On July 2, 2009, pursuant to a Deed of Disclaimer of Interest, Chunfeng Gao, legal guardian of Li Ang and acting for Li Ang, irrevocably disclaimed and renounced any and all legal and beneficial interest in the Shares that the Reporting Person intended for Li Ang on the August 15, 2006.

Item 7. Material to Be Filed as Exhibits

Exhibits 1                      Deed of Disclaimer of Interest

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: July 6, 2009	By:	/s/ Gangjin Li
Name: Gangjin Li

Exhibits 1                      Deed of Disclaimer of Interest